Filed pursuant to Rule 433
Registration Statement No. 333-158199-10

FINANCIAL PRODUCTS
FACT SHEET (U242)

Offering Period: October 28, 2010—November 19, 2010

1 year Callable Yield Notes Linked to the Russell 2000® Index and
the Market Vectors Gold Miners ETF

Return Profile

•                  1 year Callable Yield Notes linked to the performance of the Russell 2000® Index and the Market Vectors Gold Miners ETF.

•                  Interest payments will be paid quarterly in arrears at a rate expected to be between 8.25% - 10.25% per annum, calculated on a 30/360 basis, subject to Early Redemption.

•                  If a Knock-In Event does not occur during the Observation Period, the investor will be entitled to receive their principal amount at maturity, subject to the credit of the Issuer.

•                  If a Knock-In Event occurs during the Observation Period, the payment at maturity will be determined by the Underlying Return of the Lowest Performing Underlying.

Terms & Knock-In Event

Issuer:	Credit Suisse AG (“Credit Suisse”), Nassau Branch.
Trade Date:	Expected to be November 22, 2010.
Settlement Date:	Expected to be November 29, 2010.
Underlyings:	The Russell 2000® Index and the Market Vectors Gold Miners ETF.
Interest Rate:	Expected to be between 8.25% - 10.25% per annum, calculated on a 30/360 basis, to be set on the Trade Date.
Interest Payment Dates:	February 28, 2011, May 28, 2011, August 28, 2011 and the Maturity Date, unless redeemed earlier.
Early Redemption:

The Issuer may redeem the securities on any Interest Payment Date scheduled to occur on or after February 28, 2011 upon at least 3 business days notice for 100% principal amount plus accrued but unpaid interest.

Knock-In Level:	For each Underlying, the Knock-In Level will be approximately 65% of the Initial Level for such Underlying.
Knock-In Event:	A Knock-In Event occurs if the closing level of either Underlying reaches or falls below its Knock-In Level on any trading day during the Observation Period.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:

Subject to Early Redemption, for each $1,000 principal amount of securities (a) if a Knock-In Event occurs, $1,000 x (1 + the Underlying Return of the Lowest Performing Underlying); (b) if a Knock-In Event does not occur, $1,000.

Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, the Underlying Return will be calculated as follows: (Final Level — Initial Level)/Initial Level; subject to a maximum of zero.
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Valuation Date:	November 23, 2011
Maturity Date:	November 29, 2011
CUSIP:	22546EG81

Benefits

•    Offers above-market interest payment versus ordinary fixed income investments

•    Reduced downside risk due to a 35.00% contingent buffer

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying	Redemption Amount (Knock-In Event Does Not Occur)(1)(2)	Redemption Amount (Knock-In Event Occurs)(1)(2)
50%	0%	$1,000	$1,000
40%	0%	$1,000	$1,000
30%	0%	$1,000	$1,000
20%	0%	$1,000	$1,000
10%	0%	$1,000	$1,000
0%	0%	$1,000	$1,000
-10%	-10%	$1,000	$900
-20%	-20%	$1,000	$800
-30%	-30%	$1,000	$700
-40%	-40%	N/A	$600
-50%	-50%	N/A	$500

(1)         Does not include interest payments on the securities, which in the aggregate is expected to be approximately $92.50 (the midpoint of the expected range) per $1,000 principal amount of securities, assuming an Early Redemption does not occur.

(2)         The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to the investor. The numbers appearing in the table have been rounded for ease of analysis.

Product Risks

•                  Investment may result in a loss of up to 100% of principal.

•                  The securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•                  The securities will not pay more than the principal amount, plus accrued and unpaid interest, at maturity or upon early redemption.

•                  The Redemption Amount will be less than the principal amount even if only one Underlying causes a Knock-In Event and the Final Level of only one Underlying is below its Initial Level.

•                  If a Knock-In Event occurs and the Final Level is less than the Initial Level, the return will be based on the Lowest Performing Underlying.

•                  The securities are subject to Early Redemption, which may limit an investor’s ability to accrue interest over the full term of the securities. (See Additional Risk Considerations below)

Product Summary

Horizon (years)	1 year
Principal Repayment	Principal at Risk
Investment Objective	Income
Market Outlook	Neutral

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: October 28, 2010—November 19, 2010

1 year Callable Yield Notes

Additional Risk Considerations

•                  The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.

•                  Anti-dilution protection is limited.

•                  Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•                  Liquidity — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•                  Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and hedging our obligations under the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with NASD Rule 2720, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.

•                  As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the term sheet and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including term sheet, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Term Sheet dated October 28, 2010, Underlying Supplement dated June 24, 2010, Product Supplement No. U-I dated October 18, 2010, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the term sheet, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access the term sheet related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000089109210004599/e40584fwp.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the term sheet.